BVR TECHNOLOGIES LTD.
                               Raul Wallenberg 12
                       Ramat Hayal, Tel Aviv, Israel 69719

                                                            As of March 25, 2004

Econor Investments Corporation
140 Birmensdorf Strasse
8030 Zurich, Switzerland
Attn: Mosi Kraus

                            re:    Finder's Fee Agreement

Gentlemen:

      BVR Technologies Ltd. (the "Company") and Econor Investments Corporation (the "Finder") have agreed that the Finder should act as a finder for the current funding effort by the Company (collectively, the "Funding").

      The Company anticipates that the Funding represents a long range funding effort and that the Finder would act as finder for up to the entire funding effort.

      The first part of the Funding consists of a financing (the "Initial Transaction"), consisting of the sale of Ordinary Shares ("Common Stock") of the Company and one or more warrants (the "Warrants") issued to one or more investors ("Initial Buyers"), currently anticipated to be for a minimum of $1,500,000 and a maximum of $2,000,000, payable in one installment. The terms of the Initial Transaction are summarized in the attached Term Sheet. The Finder will act as the finder for the entire Initial Transaction. The amount of the Initial Transaction and the terms of the Initial Transaction may be changed by the Company, the Initial Buyers and the Finder, as the case may be.

      Subsequent parts of the Funding, which are part of such continuing funding effort, are referred to collectively as the "Next Transaction." It is currently anticipated that the Next Transaction may consist of (i) one or more bridge financings (each, a "Next Bridge Transaction"), consisting of the sale of convertible debentures or preferred stock (the "Next Bridge Securities") and warrants (the "Next Bridge Warrants") issued to one or more bridge investors/lenders, and/or (ii) one or more permanent financings (each, a "Next Permanent Transaction"), consisting of the sale of Ordinary Shares, convertible debentures or preferred stock (the "Next Permanent Securities") and warrants (the "Next Permanent Warrants") issued to one or more permanent investors/lenders. The amounts of each part of the Next Transaction are to be determined by the Company.

      The Company and the Finder desire to set forth certain terms relating to the Funding, as follows:

                          Part I - Initial Transaction

      1. (i) The Initial Transaction will be evidenced by a Securities Purchase Agreement (the "Initial Purchase Agreement") and related documents contemplated by the Initial Purchase Agreement (collectively, the "Initial Transaction Documents"). Capitalized terms used below in this Part I which are not otherwise defined herein have the meanings ascribed to them in the Initial Purchase Agreement.

      (ii) The Initial Buyers under any of the Initial Transaction Documents will be accredited investors. The Company will have the right to accept or reject the subscription of any Initial Buyer introduced by the Finder.

      2. In connection with the consummation of the Initial Transaction, the Company shall:

      (i) pay to the Finder in cash a amount (the "Cash Finder's Fee") equal to thirteen percent (13%) of the Total Purchase Price (representing the Purchase Price for all Initial Buyers), which consists of a fee of ten percent (10%) of the Total Purchase Price and a non-accountable expense allowance of three percent (3%) of the Total Purchase Price;

      (ii) issue to the Finder warrants (the "Finder's Warrants"), for the purchase of a number of shares equal to (x) ten percent (10%) of the Purchased Shares for all Initial Buyers, at an initial exercise price equal to the Per Share Purchase Price; such Finder's Warrants shall otherwise have the same terms (including provisions relating to expiration date, adjustments to number of shares and exercise price, cashless exercise rights and registration rights, among others) as are provided in the Class B Warrants; and

      (iii) pay to the Finder in cash a fee (the "Warrant Exercise Fee") equal to ten percent (10%) of the gross proceeds ("Warrant Proceeds") received by the Company from the exercise by any holder of any of the Warrants.

      3. The Cash Finder's Fee will be payable on the Closing Date out of the funds deposited in escrow with the Escrow Agent. The Finder's Warrants will be issuable to the Finder on the Closing Date. The Warrant Exercise Fee will be payable by the Company within five (5) business days after the Company's receipt of the relevant Warrant Proceeds.

                           Part II - Next Transactions

      4. The following provisions of this Part II apply to any Next Transaction made during the period commencing on the date hereof and continuing through the end of the New Transaction Period (as that term is defined in the Initial Purchase Agreement; the "Right of First Refusal Period").

      5. Before offering or consummating any Next Transaction with any party (each such party, a "New Investor") during the Right of First Refusal Period, the Company shall give written notice (a "Next Transaction Notice") to the Finder summarizing all of the terms of such offer (a "Next Transaction Offer").

The transaction described in the Next Transaction Offer is referred to as a "Specified Next Transaction." The Finder shall have the right (the "Right of First Refusal"), exercisable by written notice (a "Right of First Refusal Exercise Notice") given to the Company, by fax, mail, or other delivery, by the close of business on the tenth business day after the Finder's receipt of the Next Transaction Notice (the "Right of First Refusal Expiration Date"), to indicate to the Company that the Finder can introduce to the Company one or more accredited investors (each, a "Next Buyer") who are expected to participate in all or any part of the Specified Next Transaction on the terms specified in the Next Transaction Offer within ten (10) business days after the Right of First Refusal Expiration Date (such tenth day, the "Next Closing Date"). The Finder's delivery of a Right of First Refusal Exercise Notice indicating its expectation of such introduction is referred to as an "Affirmative Exercise."

      6. If the Finder makes an Affirmative Exercise, (i) documentation for the Specified Next Transaction will be prepared by counsel selected by the Finder and the Company will pay the legal fees of such counsel, and (ii) the Company will consider the Next Buyers introduced by the Finder and who are prepared to close the Specified Next Transaction on such terms by the Next Closing Date before accepting any other New Investor for the portion of the Specified Next Transaction indicated in such Affirmative Exercise. Notwithstanding the foregoing, the Company will have the right to accept or reject the subscription of any Next Buyer introduced by the Finder.

      7. If, and only if, the Affirmative Exercise does not refer to all of the Next Transaction or if the Next Buyers, in the aggregate, do not consummate all of the Next Transaction by the Next Closing Date, or if the Finder otherwise waives its rights under this Part II in writing,1 the Company may consummate the remaining portion of the Specified Next Transaction with any New Investor on the terms specified in the Next Transaction Offer within thirty (30) days of the Right of First Refusal Expiration Date (such thirtieth day, the "Next Transaction Expiration Date"), even if the Next Transaction Expiration Date is after the expiration of the Right of First Refusal Period.

      8. If the terms of the Next  Transaction to be  consummated  with such New
Investor differ from the terms specified in the Next Transaction Offer so that the terms are more beneficial in any respect to the New Investor, the Company shall give the Finder a Next Transaction Offer relating to the terms of the Next Transaction, as so changed, and the Finder's Right of First Refusal and the preceding terms of this Section 8 shall apply with respect to such changed terms.

--------
1 It is specifically acknowledged by the Company that any such waiver by the Finder will be limited to the specific matters referred to therein and to the Specified Next Transaction under consideration; no such waiver, unless explicitly stated to do so, shall waive any other rights, including any future rights, the Finder may have to any other Initial or Next Transaction.

      8. It is anticipated that the fees payable to the Finder for any Next Transaction in which it introduces a Next Buyer will be consistent with the fees payable to the Finder with respect to the Initial Transaction, as specified in
Section 2 above. Such fees will payable at times similar to those contemplated by Section 3 above.

                               Part III - General

      This Agreement may not be amended except by the written agreement of the party to be charged therewith.

      Please evidence your agreement to the foregoing by signing and dating a copy of this letter below in the appropriate space provided herein.

                                        Sincerely,
                                        BVR TECHNOLOGIES LTD.


                                        By:_____________________________________
                                           Adam Ofek
                                           Title: ________________

AGREED TO :
ECONOR INVESTMENTS

By: _______________________________
    Mosi Kraus
    Title: ________________________